

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Todd Fruchterman
Chief Executive Officer
Butterfly Network, Inc.
1600 District Avenue
Burlington, Massachusetts 01803

      Re: Butterfly Network, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2021
         Filed February 28, 2022
         Response Dated January 27, 2023
         File No. 001-39292

Dear Todd Fruchterman :

     We have reviewed your January 27, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Non-GAAP Financial Measures , page 73

1.   We note your response to the comment in our letter dated January 12, 2023. We continue to believe that your adjustments to exclude the losses on purchase commitments from non-GAAP adjusted gross profit and non-GAAP adjusted EBITDA is inconsistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e) of Regulation S-K. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented.

You may contact Christie Wong at 202-551-3684 or Julie Sherman, Senior Accountant, at 202-551-3640 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services